Filed by Royale Energy Holdings, Inc., Pursuant to Rule 425
under the Securities Act of 1933, as amended.
Subject Companies:  Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
Date:  February 16, 2017
This filing relates to a proposed business
combination involving Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
SEC File No. 333-216055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 16, 2017
(Date of earliest event reported)

Royale Energy, Inc.
(Exact name of registrant as specified in its charter)

CALIFORNIA	0-22750	33-02224120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1870 Cordell Court, Suite 210
El Cajon, California 92019-4601
(Address of principal executive offices) (Zip Code)

(619) 383-6600
 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.                      Regulation FD Disclosure.

Royale Energy, Inc. (“Royale”) and Royale Energy Holdings, Inc. (“Royale Holdings”) will host a conference call and webcast on Thursday, February 16, 2017, at 10:00 a.m. (Central Standard Time) to discuss the proposed merger between Royale Holdings, Royale, and Matrix Oil Management Corporation and its affiliates (“Matrix,” and with Royale and Royale Holdings collectively herein referred to as the “Combined Company”).

Dial-in: (562) 247-8422
Access code: 276-415-062
Webinar link: https://attendee.gotowebinar.com/register/6733361210686812674

Representatives of Royale and Royale Holdings will be making a presentation using slides containing the information attached hereto as Exhibit 99.1 and incorporated herein by reference. The slides may be used, in whole or in part, and possibly with modifications, in connection with presentations to investors, analysts, and others during 2017.  Furthermore, the slides may be used at meetings with various parties in the normal course of business including commercial banks, potential investment partners, acquisition candidates, asset sellers and vendors, among others.

The information discussed during the conference call and contained in the slides is summary information that is intended to be considered in the context of Royale’s and Royale Holdings’ Securities and Exchange Commission (“SEC”) filings and other public announcements that Royale may make, by news release or otherwise, from time to time.  Royale or Royale Holdings undertake no duty or obligation to publicly update or revise the information contained in this report, however Royale or Royale Holdings may do so from time to time as their respective management team believes is warranted.  Any updating may be made through the filing of other reports with the SEC, through news releases or through other public disclosures.

Some matters discussed during the conference call and contained in the slides qualifies as forward-looking statements that involve uncertainties and risks related to, the inability of Royale or Matrix to obtain stockholder approval or satisfy the conditions to closing, the Combined Company’s inability to obtain an acceptable reserve-based credit facility, integrating the businesses of the Combined Company, intense competition in the oil and gas industry, the inability of management of the Combined Company to execute its plans or meet its goals, shortages in drilling equipment or oil field personnel, changes in government regulations or policies, volatile oil and gas prices, uncertainties associated with oil and gas reserve estimates, risks and uncertainties involving geology of oil and gas deposits, health, safety and environmental risks and risks related to weather, operating and capital costs and need to replace production and acquire or develop additional oil and gas reserves, among various other matters.  Forward-looking statements are based on current expectations and assumptions and analyses in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, actual results could differ materially from those projected and therefore readers should not place undue reliance on the forward-looking statements contained in, or made in connection with, the conference call or presentation.  Royale or Royale Holdings do not assume any obligation to update forward-looking statements should circumstances, estimates, or opinions change.

The information presented in this Current Report on Form 8-K, including Exhibit 99.1 hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, unless Royale or Royale Holdings specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act of 1933, as amended, or the Exchange Act.  By filing this Current Report on Form 8-K and furnishing such information pursuant to Item 7.01, Royale or Royale Holdings make no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibit 99.1, that is required to be disclosed solely by Regulation FD.

Item 9.01.                      Financial Statements and Exhibits.

(d)            Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description
99.1	Investor Slideshow Presentation dated February 16, 2017

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYALE ENERGY, INC.

Date: February 16, 2017	By:	/s/ Jonathan Gregory
	Name:	Jonathan Gregory
	Title:	Chief Executive Officer